Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Completion of Wheeler River EIS
Conformity Review and Commencement of Technical Review

Toronto, ON – Nov. 29, 2022. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) is pleased to announce that the Canadian Nuclear Safety Commission (“CNSC”) has completed its conformity review of the draft Environmental Impact Statement (“EIS”) submitted for the proposed in-situ recovery (“ISR”) uranium mine and processing plant (the “Project”) planned for Denison’s 95% owned Wheeler River project (“Wheeler River”). The CNSC determined that the draft EIS met the requirements for the advancement of the Environmental Assessment (“EA”) process. Denison is also pleased to report that the federal technical review of the EIS, which is being completed under the provisions of the Canadian Environmental Assessment Act, 2012 (“CEAA 2012”), has now commenced.

Kevin Himbeault, Denison’s Vice President of Plant Operations & Regulatory Affairs, commented, “Clearing the CNSC conformity review and commencing the formal technical review phase is an important initial achievement as part of the EIS review for Wheeler River – ensuring the continued progression of the regulatory process for what is proposed as Canada’s first ISR uranium mining operation. Our team looks forward to showcasing the superior standard of environmental sustainability assessed for the Project, as we work with the regulatory technical review teams in the coming months.”

The draft EIS outlines the Company’s findings from the assessment of the potential effects associated with the Project, considering applicable mitigation measures, and reflects several years of baseline environmental data collection, detailed third-party technical assessments, plus extensive engagement and consultation with Indigenous and non-Indigenous interested parties.

The federal technical review process is occurring in parallel and on a coordinated basis with the Saskatchewan Ministry of Environment (“MOE”), which began its review efforts of the draft EIS following Denison’s initial submission in October (see news release dated October 26, 2022). The technical review process ensures the EIS (and supporting documents) contains complete and sufficient information and that Denison’s analysis of potential effects is performed correctly.

Corresponding with the acceptance of the draft EIS and commencement of the technical review, the CNSC has also opened the public review and comment period for the Project, which will be open for 90-days ending on February 18, 2023.

Environmental Assessment Process

A project description was submitted by Denison and accepted by the MOE and the CNSC in 2019, which marked the formal initiation of the EA process for the Project (see news release dated June 3, 2019).

The EIS has been prepared in accordance with the Terms of Reference provided by the MOE in 2019 and the Generic Guidelines for the Preparation of an Environmental Impact Statement (“Guidelines”) as authorized by the CNSC in 2019. Additionally, the EIS has been prepared to align with the federal and provincial EA processes as stipulated under the Saskatchewan Environmental Assessment Act, 2018 and CEAA 2012.

The joint provincial and federal EA process allows Denison to file one EIS that meets the requirements of both the MOE and CNSC. The regulatory review process is expected to involve further requests for information/clarification from Denison before the final EIS is accepted by the regulatory agencies.

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, in northern Saskatchewan – including combined Indicated Mineral Resources of 132.1 million pounds U3O8 (1,809,000 tonnes at an average grade of 3.3% U3O8), plus combined Inferred Mineral Resources of 3.0 million pounds U3O8 (82,000 tonnes at an average grade of 1.7% U3O8). The project is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (operator) and JCU (Canada) Exploration Company Limited (“JCU”). Denison has an effective 95% ownership interest in Wheeler River (90% directly, and 5% indirectly through a 50% ownership in JCU).

A Pre-Feasibility Study (“PFS”) was completed for Wheeler River in 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Taken together, the Project is estimated to have mine production of 109.4 million pounds U3O8 over a 14-year mine life, with a base case pre-tax NPV of $1.31 billion (8% discount rate), Internal Rate of Return (“IRR”) of 38.7%, and initial pre-production capital expenditures of $322.5 million. The Phoenix ISR operation is estimated to have a stand-alone base case pre-tax NPV of $930.4 million (8% discount rate), IRR of 43.3%, initial pre-production capital expenditures of $322.5 million, and industry-leading average operating costs of US$3.33/lb U3O8. The PFS is prepared on a project (100% ownership) and pre-tax basis, as each of the partners to the Wheeler River Joint Venture are subject to different tax and other obligations.

Further details regarding the PFS, including additional scientific and technical information, as well as after-tax results attributable to Denison’s ownership interest, are described in greater detail in the NI 43-101 Technical Report titled ”Pre-feasibility Study for the Wheeler River Uranium Project, Saskatchewan, Canada” dated October 30, 2018, with an effective date of September 24, 2018. A copy of this report is available on Denison's website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Denison suspended certain activities at Wheeler River during 2020, including the EA process, which is on the critical path to achieving the project development schedule outlined in the PFS. While the EA process has resumed, the Company is not currently able to estimate the impact to the project development schedule outlined in the PFS, and users are cautioned against relying on the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its effective 95% interest in the Wheeler River project, Denison's interests in the Athabasca Basin include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill that is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits, and a 67.01% interest in the Tthe Heldeth Túé (“THT,” formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are each located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8118%) and Christie Lake (JCU 34.4508%). Denison’s exploration portfolio includes further interests in properties covering ~300,000 hectares in the Athabasca Basin region.

Denison is also engaged in post-closure mine care and maintenance services through its Closed Mines group, which manages Denison's reclaimed mine sites in the Elliot Lake region and provides related services to certain third-party projects.

For more information, please contact

David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Mac McDonald	(416) 979-1991 ext 242
Executive Vice President and Chief Financial Officer

Follow Denison on Twitter	@DenisonMinesCo

Qualified Persons

The disclosure of scientific or technical information related to the FFT or Wheeler River project contained in this release has been reviewed and approved, as applicable, by Mr. David Bronkhorst, P.Eng, Denison’s Vice President, Operations or Mr. Andrew Yackulic, P. Geo., Denison’s Director, Exploration, who are Qualified Persons in accordance with the requirements of NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this news release contains forward-looking information pertaining to the following: expectations with respect to the EIS and the EIS regulatory review process; expectations regarding the public review and comment period for the Project; scope, objectives and interpretations of the PFS; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the modelling and assumptions upon which the work plans for exploration and/or the Wheeler River Project are based may not be maintained after further work is completed. In addition, Denison may decide or otherwise be required to discontinue exploration, testing, evaluation and development work if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 25, 2022 or subsequent quarterly financial reports under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Mineral Resources and Mineral Reserves: This press release may use terms such as “measured”, “indicated” and/or “inferred” mineral resources and “proven” or “probable” mineral reserves, which are terms defined with reference to the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves (“CIM Standards”). The Company’s descriptions of its projects using CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.